MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2003, 2002 and 2001.

The following management discussion and analysis is for the year ended December 31, 2003 and includes relevant information up to March 30, 2004 (“Report Date”).  Additional information relating to the Company, including the Company’s AIF, is on SEDAR at www.sedar.com.

The Company is a mineral exploration and development company engaged primarily in the business of acquiring and exploring and developing properties with a particular focus on base and precious metal deposits.  It has interests in properties in Canada (British Columbia and Yukon Territory), in the United States (Arizona and Nevada), and in South America (Chile).  The Company's properties are currently at an “exploration stage”.

The Company has no producing properties, no operating income or cash flow and funds its operation through proceeds from equity financings.

Highlights and Exploration Activities for Fiscal 2003

The company’s exploration activities focused on the acquisition, exploration, and joint venturing of gold exploration prospects in Nevada during 2003.  The Cachinal and Celeste prospects and water exploration rights in Chile were placed on care and maintenance.  Activities in Spain and Mexico were suspended.

Exploration expenditures in Nevada on geological, geochemical, and geophysical surveys resulted in the identification and acquisition of new properties including Jarbidge, Clover, Sno and Coal Canyon.  Surveys on these and other Atna projects, including Beowawe, Triple Junction, and Golden Cloud succeeded in defining a number of drill targets.  Atna intends to maintain a 100% interest in the Jarbidge property through the first round of drilling, planned for mid summer, 2004 and to seek partners for its other projects.

During 2003, the company optioned out the Clover project to Newmont Mining Corporation, the Golden Cloud property to Great Basin Gold Corporation, and the Sno property to Pacific Ridge Exploration Ltd.  In each instance, Atna received payment in cash or shares, which was credited against expenditures on that project and a commitment by the earning-in party to spend money on exploration and development of the property to earn an interest.  Upon fulfilment of earn-in obligations, Atna will have the right to participate in a joint venture to be formed or to convert its interest to a royalty.  In March, 2004, Newmont transferred the Clover property back to the Company.  It was subsequently optioned to Grandcru Resources Corp. for terms similar to our other optioned out properties.

In December 2003, the Company completed a brokered private placement of 6,571,000 units at a price of $0.35 per unit for gross proceeds of $2,299,850 which will provide funding for general working capital and reserve for new property acquisitions in Nevada and elsewhere in the Americas and the conduct of initial exploration programs on any properties acquired.

Selected Annual Information

Selected annual information from the audited financial statements for the years ended December 31, 2003, 2002 and 2001.

	2003 ($)	2002 ($)	2001 ($)
Total Revenues	Nil	Nil	Nil
Loss before adjustments	1,383,526	2,828,414	1,483,435
Loss for the year	1,764,935	5,273,769	1,995,641
Basic and diluted loss per share	0.08	0.24	0.09
Total Assets	13,547,416	13,031,685	18,142,690
Total Long-term liabilities	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil

Results of Operations

During the 2003 fiscal year, the company incurred a loss of $1,764,935 ($5,273,769 - 2002; $1,995,641 - 2001), resulting in basic and diluted loss per share of $0.08 ($0.24 - 2002; $0.09 - 2001).  The loss is inclusive of a write down of $191,267 ($nil - 2002; $nil - 2001) in Chile’s value-added tax receivable; and a gain of $4,665 (loss of $492,859 – 2002; loss of $423,544 - 2001) in assets disposition; $nil ($78,098 - 2002;  $150,000 - 2001) write-off of the Company’s investment in the VGCG limited partnership; and a write down of $743 ($1,824,956 - 2002; $3,113 - 2001) in mineral property costs.  Mineral property write downs in 2002 included $1,711,723 related to Chilean properties; $52,307 related to Alaskan properties; and $60,925 related to British Columbian properties.

The Company raised a net amount of $2,099,277 ($nil – 2002; $nil - 2001) in private placement equity financing during the fiscal 2003, by issuing 6,571,000 units through a private placement.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each one whole warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months, at a price of $0.45 per share.

Interest and other income for the 2003 fiscal year was $69,167 ($101,209 – 2002; $516,138 – 2001).  The reduction in interest and other income was the combined result of the reduced interest rates and lower average balances of cash and cash equivalents.

General and administrative expenses for the 2003 fiscal year decreased to $723,077 ($1,008,644 – 2002; $691,586 - 2001).  $175,175 of the 2003 amount related to the termination of employment agreements with three employees who were paid out by the issuance of 761,630 treasury shares.  $378,356 of the 2002 amount related to a one-time severance expense in relation to the termination of four employees.  If the severance expenses were excluded, the general and administrative expenses for the 2003 fiscal year were $547,902 ($630,288 – 2002; $691,586 – 2001).  The overall cost of operating decreased primarily due to reorganization that took place in late 2002.  The Company anticipates an increase in 2004 due to the new office space in Vancouver and a new office in Nevada, USA.

During 2003, the Company elected the early adoption of the CICA released amendments to Section 3870, which resulted in a $94,576 ($nil - 2002; $nil – 2001) in stock-based compensation expense to the current fiscal year.  The Company previously disclosed stock-based compensation as pro forma information.

Exploration and business development for the 2003 fiscal year was $717,756 ($1,906,424 – 2002; $1,296,510 - 2001).  The reduction mainly reflects the company’s change in focus from advanced international development projects to early stage exploration for gold in Nevada.  Expenses include the internal allocation of Company salaries based on time spent on this activity, fees charged by outside consultants and engineering firms, and travel expenses related to due diligence activities.  Of the 2002 amount, $1,194,212 incurred in due diligence expenses related to copper prospects in Chile, and $463,643 incurred in due diligence expenses related to a project in Spain.  $335,711 of the 2001 amount related to exploration and acquisition costs incurred on the Monterde property, located in Mexico.

The Company incurred $694,915 ($1,053,169 – 2002; $1,059,384 - 2001) in deferred exploration and acquisition costs related to properties in Nevada.  Deferred exploration and acquisitions costs were offset by $70,500 received as option payments on Nevada properties in 2003.  Offsets in 2002 totalled $319,774 including $295,402 received from its partner and spent on the Chañarcillo exploration program in Chile.  Total offsets in 2001 were $183,128 in grants received under a Yukon government exploration incentive program.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the last quarter for the three months ending on December 31, 2003.

For the Quarterly Periods Ending On	Dec. 31, 2003 $	Sept. 30, 2003 $	June 30, 2003 $	Mar. 31, 2003 $
Total Revenues	Nil	Nil	Nil	Nil
Loss before adjustments	220,211	222,860	483,868	456,587
Loss for the period	512,657	230,795	518,004	503,480
Basic loss per share	0.02	0.01	0.02	0.02

For the Quarterly Periods Ending On	Dec. 31, 2002 $	Sept. 30, 2002 $	June 30, 2002 $	Mar. 31, 2002 $
Total Revenues	Nil	Nil	Nil	Nil
Loss before adjustments	680,778	716,312	1,023,595	407,729
Loss for the period	1,859,422	1,069,705	1,873,050	471,592
Basic loss per share	0.09	0.05	0.09	0.02

Fourth Quarter Comparison

For the three months ended December 31, 2003, the Company incurred a loss of $512,657 ($1,859,422 for 2002), resulting in basic and diluted loss per share of $0.02 ($0.09 for 2002).  Stock-based compensation expense of $94,576 ($nil – 2002) reflects the Company early adoption of the CICA released amendments to Section 3870.  The loss in the fourth quarter of 2003 included a write down of $191,267 in value-added tax receivable in Chile.  The loss in the same period of 2002 was inclusive of a $378,356 one-time severance expense in relation to the termination of four employees; write down of $358,947 in marketable securities; and write down of $766,880 in mineral properties in Chile.

During the fourth quarter, the Company raised a net amount of $2,099,278 ($nil – 2002) in equity financing by issuing 6,571,000 units through a brokered private placement.

Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable approximates their carrying amount due to the immediate or short-term to maturity of these financial instruments.

Marketable securities are carried at the lower of cost or quoted market value.  When market value is below cost, any unrealized loss is charged to income.  Marketable securities were written down by $32,799  ($485,455 - 2002).  The quoted market value of marketable securities at December 31, 2003 is $76,225 ($53,360 - 2002).

Liquidity and Capital Resources

The Company has financed its operations principally through the sale of its equity securities.  The Company has no producing mineral properties.  Its revenue sources include interest income earned from amounts on deposit, option payments received from partners in its projects, and liquidation of shares received as payment for exploration properties.  The amount of interest income earned is expected to decrease as the Company utilizes its funds to continue exploring its existing mineral properties and acquiring new properties.

The Company expects to obtain financing in the future primarily through joint venturing its properties, equity financing, and/or debt financing.  There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future.  Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interests in its properties.

The Company had a net working capital position of $3,704,283 at December 31, 2003 ($3,475,682 – 2002; $7,868,356 – 2001).  The Company's current working capital position provides it with sufficient liquidity to meet its 2004 budgeted operating requirements.

Outstanding Share Data

	No. of Shares	Exercise Price	Expiry Date
Issued & Outstanding shares at March 30, 04	30,464,667
Employees Stock Options:	1,840,000	$0.22 - $0.45	June 14, 04 to Jan. 9, 07
Warrants:	4,526,550	$0.45 - $0.74	Dec.16, 04 to Apr.19, 05
Agent’s Options	657,100	$0.425	December 16, 2004
Fully diluted at March 30, 04	37,488,317

Outlook

The Company continues to carry out exploration of its mineral properties and to review new prospects and opportunities.  The Company expects to obtain financing in the future primarily through joint venturing, optioning its properties, and through further equity and/or debt financing.  Its ability to finance will be dictated by metal prices and the quality of its projects.

The Company’s primary target in Nevada is the Jarbidge property where a number of targets will undergo a 1st phase of drill testing.  Crews will carry out geological and geochemical surveys to bring a number of other areas on the property to a drill ready stage.

The Company also plans to participate in a summer drill campaign on the Wolverine project.  Work will be directed to provide additional material for metallurgical testing.   The Company will provide for its 39.4% interest of a $525,000 budgeted program.